August 25, 2025

Ron Bain
Chief Financial Officer
VAALCO Energy, Inc.
2500 CityWest Blvd., Suite 400
Houston, Texas 77042

       Re: VAALCO Energy, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed March 17, 2025
           File No. 001-32167
Dear Ron Bain:

       We have reviewed your August 15, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our July 18,
2025 letter.

Form 10-K for the Fiscal Year ended December 31, 2024
General

1. We note that in your responses to prior comments 1, 4, 5 and 6, you identify various inadvertent errors in disclosures relating to the reconciliation of total proved reserves, and the reconciliation of the standardized measure for the years ending December 31,
       2024 and 2023. You indicate that while you consider the errors to be immaterial, you will nevertheless "clarify disclosures in future filings," which we understand to mean that you will correct the disclosures in your next annual report on Form 10-K.

       Please confirm that we have properly understood your intentions in this regard, i.e.
       that you will prospectively revise the reconciliations showing the changes in total proved reserves and the standardized measure to correct the errors identified in your response letter, including the changes to total proved reserves and the standardized
 August 25, 2025
Page 2

       measure for the year ended December 31, 2023.


       Please contact John Hodgin at 202-551-3699 if you have questions regarding the engineering comment. Please contact Karl Hiller, Branch Chief, at 202-551-3686 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation